Clear Channel Holdings, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

March 29, 2019

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re:	Clear Channel Holdings, Inc.
Registration Statement on Form S-4
Initially Filed December 21, 2018
File Number 333-228986

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clear Channel Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-228986, as amended, to 4:00 P.M., Eastern Time, on April 2, 2019, or as soon thereafter as practicable.

Please contact James S. Rowe, at (312) 862-2191, or Elisabeth M. Martin, (312) 862-3055, of Kirkland & Ellis LLP, special counsel to the Company as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

/s/ Richard J. Bressler
Richard J. Bressler
President